Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: August 13, 2021

EO Charging on Bloomberg QuickTake, August 13, 2021

Katie Greifeld 0:03

But we have even more news to get to so let’s bring in Charlie Jardine. He’s the founder and CEO of EO Charging an electric vehicle charging startup that powers Amazon’s delivery vans in the UK AEO announced this week that they will go public via US SPAC with First Reserve Sustainable Growth Corp Charlie, thanks so much for being here obviously you’re not the first charging or EV related company to agree to go public through a SPAC and I’m sure you won’t be the last but why this option versus a more traditional route to go public.

Charlie Jardine 0:37

Yeah, firstly, thanks for having me, Nicole. So, EO Charging, we make charging stations and software for electric vehicle fleets focused on charging vans, trucks and buses in depots based here in Europe, and we selected the SPAC route because, ultimately, the market is, you’ve just talked about is exploding so it’s growing over 300% year on year, and EO is in a perfect position as the leader in fleet charging here in Europe to capitalize on the opportunity. So for us this SPAC was a good path for two reasons. One because the speed at which we can get to market and the amount of capital that we can raise, to help land grab as much land as possible, and then also two, you know, we’ve had really great partner in First Sustainable Growth Corp call these guys have done nearing 20 IPOs, based in in the US of course which is a massive opportunity for our business so we get a real partner that can help us grow the business and take it to the next level.

Ed Ludlow 1:39

Charlie, good to see you Casey’s absolutely right. You’re not the first to do this I’m sure you won’t be the last. But this backstory for so many companies has been a rocky road right over promising under delivering, take a look under the hood so to speak, and things don’t pan out. Were you nervous about going down this SPAC route for that reason, did you look at other options you know your great powers with Amazon, of course, any talks with Amazon about potentially being acquired by them?

Charlie Jardine 2:07

Hey look you know EO is a real business we’ve got real revenues we made an EBIT data profit last year. So, you know for us again that the SPAC route is just an opportunity to accelerate our growth, we’ve got a presence in 30 countries we’ve sold 50,000 charging stations so far, and again we want to capitalize on the opportunity here and so, you know, again, we looked at other parts of private equity but we felt that it was that route that gave us what we need in terms of resources to really take a leading position in this marketplace.

Katie Greifeld 2:39

Let’s talk about the threats to your business here because we’ve seen some big names like Ford, like GM really up their game when it comes to commercial business, how are you navigating that as you go forward.

Charlie Jardine 2:52

Yeah so I think you’ve, you’ve talked about other SPACS in the EV charging space. What we do differently is we focused on electric fleet specifically. So no public charging and petrol fuel costs as we call.

Ed Ludlow 3:27

Charlie, you’ve heard me talk about Rivian You know, they’re going to build be building these battery electric vans for Amazon you know they do to come to the UK as well. Do you expect to be the provider of choice is that as the charging solution for those vans down the line?

Charlie Jardine 3:44

Of course we would absolutely welcome that opportunity, I think, you know, our customers, we’ve got the likes of Amazon with exclusive software partner across six countries in Europe, and we work with other brands like DHL, Go ahead, which is London’s largest bus operator, Tesco which is the UK’s largest food retailer, so we’ve got some great customers, some of them have got a US presence, but they are private companies with fleets very large fleets. And for us, You know the focus, historically as it’s very much been about helping businesses transition their fleets from petrol and diesel to electric and that’s a big opportunity and, yeah, of course, partnering with OEMs is a, is another really exciting prospect for us,

Katie Greifeld 4:34

and Charlie while we’re on the topic of Amazon I have to ask as Amazon ever offered to buy you and if so what would you say

Charlie Jardine 4:43

we are independent we think independence is key in this market. Some of our competitors have been bought by oil companies and I think our ability to stay independent move quickly, is really important for our company, we are at the start of a revolution. And you know, EV is, is in the grand scheme of things just getting going and I think, again, our ability to be nimble, make quick decisions is absolutely critical and so for us, you know that this background is really attractive for our stage of company,

Katie Greifeld 5:16

Well we gotta leave it there, Charlie Jardine founder and CEO of EO Charging and Bloomberg Ed Ludlow, thank you both so much for your time.

Transcribed by https://otter.ai

Forward Looking Statements

The information in this document includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this presentation, regarding First Reserve Sustainable Growth Corp.’s (“FRSG”) proposed acquisition of EO, FRSG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on EO’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, EO disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. EO cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either FRSG or EO. In addition, EO cautions you that the forward-looking statements contained in this document are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, Charge Merger Sub, Inc., Juuce Limited (“EO”) and EO Charging (“EOC”), and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG,

EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or EO’s current plans and operations as a result of the announcement of the transactions; (v) EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of EO to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to EO, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that EO may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the SEC. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended March 31, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 is expected to be filed by EOC with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of FRSG’s common stock in connection with FRSG’s solicitation of proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of EOC relating to the offer of the securities to be issued in connection with the completion of the business combination. FRSG, EO and EOC urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about EOC, EO, FRSG and the proposed business combination. Such persons can also read FRSG’s final prospectus dated March 4, 2021 (SEC File No. 333-252717) for a description of the security holdings of FRSG’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to FRSG’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: First Reserve Sustainable Growth Corp., 290 Harbor Drive, Fifth Floor, Stamford, CT 06902, Attn: Neil A. Wizel. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or EOC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

EO, EOC, FRSG and their respective directors, officers and other members of their management and employees may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering dated March 4, 2021 (SEC File No. 333-252717), which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination will be set forth in the proxy statement for the proposed business combination when available. Information concerning the interests of EO’s, EOC’s and FRSG’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.